UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Amendment to Convertible Promissory Note with Streeterville Capital, LLC

As previously disclosed in the current reports on Form 6-K furnished on December 3, 2024 and December 11, 2024, MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), entered into a securities purchase agreement dated November 26, 2024 (the “November 2024 SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured convertible promissory note, on November 26, 2024, in the principal amount of $1,851,000 (the “November 2024 Convertible Note”, or the “Note”), convertible into Ordinary Shares, for a purchase price of $1,700,000. The transaction closed on December 9, 2024 and the Company received an aggregate purchase price of $1,700,000.

On May 13, 2025, the Company and the Investor entered into an amendment to the Note (the “Amendment”). The Amendment revised the definition of the “Conversion Price” under the Note, which now means 80% multiplied by the lower of: (a) the closing trade price of the Ordinary Shares on the prior trading day, and (b) the average closing trade price of the Ordinary Shares for the prior 10 trading days.

Within two trading days of the date of the Amendment, the Company will file a prospectus supplement to the prospectus dated March 13, 2025, which forms a part of the Registration Statement on Form F-1 (Registration Statement No. 333-284420), to disclose this Amendment.

The foregoing description of the Amendment is not intended to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is appended as Exhibit 10.1 hereto and incorporated by reference herein. Capitalized terms not otherwise defined in this Form 6-K have the meaning given to them in the Amendment.

EXHIBITS

Exhibit No.	Description
10.1	Amendment to Convertible Promissory Note dated May 13, 2025, by and between MKDWELL Tech Inc. and Streeterville Capital, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	May 14, 2025